Exhibit 99.5

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 a.m. (New York City time) on June 17, 2026 for action to be taken.

2026 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

XPeng Inc. (the “Company”)

ADS CUSIP No.:	98422D105. *
ADS Record Date:	May 14, 2026, New York City time.
Meeting Specifics:	Annual General Meeting to be held on June 26, 2026 at 10:00 a.m. (Hong Kong time) at the Company’s headquarters located at T2, XPENG Tech Park, No. 10, Cencun Fengzhuang Avenue, Tianhe District, Guangzhou, PRC (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith (For more information regarding the Meeting and to view the materials related to the Meeting, please visit the Company’s website at https://ir.xiaopeng.com.)
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of August 31, 2020.
Deposited Securities:	Class A Ordinary Shares, par value US$0.00001 per share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong.

* ADS CUSIP No. is provided as a convenience only and without any liability for accuracy.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that under the Articles of Association of the Company as currently in effect, voting at any meeting of shareholders of the Company is by poll except where the chairman of such meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Under the Articles of Association of the Company as currently in effect, a poll may be demanded by any one or more shareholders who together hold shares carrying not less than 10% of all votes attaching to all of the total issued voting shares of the Company present in person or by proxy. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (a) in the event voting takes place at a shareholders’ meeting by a show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received timely from a majority of Holders of ADSs who provided voting instructions, and (b) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions timely received from the Holders of ADSs. If voting is by poll and the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be adversely affected.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything to the contrary contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

“Holder(s)” shall mean the person(s) in whose name the ADSs are registered on the books of the Depositary (or the registrar appointed by the Depositary, if any) maintained for such purpose. All capitalized terms not defined herein shall have the meanings ascribed thereto in the Deposit Agreement.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be signed, completed and received at the indicated address on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Resolution 1 — Ordinary Resolution

To receive and adopt the audited consolidated financial statements of the Company and the reports of the directors (the “Director(s)”) and the auditor of the Company as of and for the year ended December 31, 2025.

Resolution 2 — Ordinary Resolution

To re-elect Mr. Donghao Yang as an independent non-executive Director as detailed in the proxy statement/circular dated May 11, 2026.

Resolution 3 — Ordinary Resolution

To re-elect Mr. HongJiang Zhang as an independent non-executive Director as detailed in the proxy statement/circular dated May 11, 2026.

Resolution 4 — Ordinary Resolution

To re-elect Mr. Yudong Chen as an independent non-executive Director as detailed in the proxy statement/circular dated May 11, 2026.

Resolution 5 — Ordinary Resolution

To authorize the Board of Directors to fix the respective Directors’ remuneration.

Resolution 6 — Ordinary Resolution

To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board of Directors to fix their remunerations for the year ending December 31, 2026 as detailed in the proxy statement/circular dated May 11, 2026.

Resolution 7 — Ordinary Resolution

THAT consider and approve the grant of a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued shares (excluding treasury shares) of the Company as of the date of passing of this resolution as detailed in the proxy statement/circular dated May 11, 2026.

Resolution 8 — Ordinary Resolution

THAT consider and approve the grant of a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares (excluding treasury shares) of the Company as of the date of passing of this resolution as detailed in the proxy statement/circular dated May 11, 2026.

Resolution 9 — Ordinary Resolution

THAT consider and approve the extension of the general mandate granted to the Directors to issue, allot and deal with additional shares in the share capital of the Company by the aggregate number of the shares and/ or shares underlying the ADSs repurchased by the Company as detailed in the proxy statement/circular dated May 11, 2026.

Resolution 10 — Special Resolution

THAT consider and approve the proposed amendments to the memorandum and articles of association of the Company and the adoption of the tenth amended and restated memorandum and articles of association of the Company as detailed in the proxy statement/circular dated May 11, 2026 to replace the ninth amended and restated memorandum and articles of association of the Company adopted by special resolution passed on June 20, 2023 in its entirety.

The Company has informed the Depositary that the Board of Directors of the Company recommends a vote FOR resolutions 1 to 10.

Issues	XPeng Inc.

	For	Against	Abstain		For	Against	Abstain

Resolution 1	☐	☐	☐	Resolution 6	☐	☐	☐

Resolution 2	☐	☐	☐	Resolution 7	☐	☐	☐

Resolution 3	☐	☐	☐	Resolution 7	☐	☐	☐

Resolution 4	☐	☐	☐	Resolution 9	☐	☐	☐

Resolution 5	☐	☐	☐	Resolution 10	☐	☐	☐

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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